UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As at and for the Three and Six Months Ended June 30, 2025

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	45

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$223.8	$347.5
Receivables and other current assets	6	86.8	48.9
Inventories	7	293.6	271.9
		604.2	668.3
Non-current assets
Property, plant and equipment	8	4,275.9	4,269.4
Exploration and evaluation assets		80.5	79.6
Restricted cash	5	68.3	68.4
Inventories	7	177.1	153.0
Other assets	9	121.0	135.7
		4,722.8	4,706.1
		$5,327.0	$5,374.4
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$271.6	$264.8
Income taxes payable		90.9	62.7
Current portion of provisions	10	14.6	14.5
Current portion of lease liabilities		31.3	28.8
Current portion of long-term debt	13	1.3	1.0
Current portion of deferred revenue	14	—	151.1
Other current liabilities	12	0.2	27.7
		409.9	550.6
Non-current liabilities
Deferred income tax liabilities		31.9	14.0
Provisions	10	292.1	285.1
Lease liabilities		98.2	95.4
Long-term debt	13	1,060.8	1,027.9
Other liabilities	12	—	0.7
		1,483.0	1,423.1
		1,892.9	1,973.7
Equity
Attributable to equity holders
Common shares		3,086.1	3,070.6
Contributed surplus		54.5	57.6
Retained earnings (deficit)		326.9	259.4
Accumulated other comprehensive income (loss)		(34.0)	(50.9)
		3,433.5	3,336.7
Non-controlling interests		0.6	64.0
		3,434.1	3,400.7
Commitments	26
		$5,327.0	$5,374.4
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	46

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2025	2024	2025	2024
Revenues		$580.9	$385.3	$1,058.0	$724.2
Cost of sales	19	(382.1)	(234.6)	(718.0)	(467.8)
Gross profit (loss)		198.8	150.7	340.0	256.4
General and administrative expenses		(12.5)	(12.8)	(28.9)	(22.8)
Exploration expenses		(6.0)	(5.4)	(12.6)	(11.6)
Other income (expenses)	20	(2.7)	(4.6)	(7.8)	(6.6)
Earnings (loss) from operations		177.6	127.9	290.7	215.4
Finance costs	21	(24.0)	(5.9)	(53.8)	(9.2)
Foreign exchange gain (loss)		1.7	(3.5)	3.3	(2.6)
Interest income, derivatives and other investment gains (losses)	22	9.5	10.9	10.3	14.5
Earnings (loss) before income taxes		164.8	129.4	250.5	218.1
Income tax expense	11	(78.9)	(36.9)	(118.1)	(63.9)
Net earnings (loss)		$85.9	$92.5	$132.4	$154.2
Net earnings (loss) attributable to:
Equity holders		$78.7	$84.5	$118.4	$139.3
Non-controlling interests		7.2	8.0	14.0	14.9
Net earnings (loss)		$85.9	$92.5	$132.4	$154.2

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	23	575.1	525.4	573.8	508.3
Diluted	23	580.7	530.7	580.2	512.9

Basic earnings (loss) per share ($ per share)	23	$0.14	$0.16	$0.21	$0.27
Diluted earnings (loss) per share ($ per share)	23	$0.14	$0.16	$0.20	$0.27
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2025	2024	2025	2024
Net earnings (loss)		$85.9	$92.5	$132.4	$154.2
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Net unrealized change in fair value of marketable securities		0.6	(1.2)	2.7	2.8
Net realized change in fair value of marketable securities		0.9	(0.1)	0.9	(0.2)
Tax impact		—	(0.2)	—	(0.2)
		1.5	(1.5)	3.6	2.4
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	15(b)(i)	5.6	(1.1)	9.1	(16.0)
Time value of options contracts excluded from hedge relationship	15(b)(i)	5.5	(0.8)	2.7	4.8
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	15(b)(ii)	0.3	(1.5)	2.0	0.9
Tax impact		(1.3)	0.5	(1.3)	(0.4)
		10.1	(2.9)	12.5	(10.7)
Total other comprehensive income (loss)		11.6	(4.4)	16.1	(8.3)
Comprehensive income (loss)		$97.5	$88.1	$148.5	$145.9

Comprehensive income (loss) attributable to:
Equity holders		$90.3	$80.1	$134.5	$131.0
Non-controlling interests		7.2	8.0	14.0	14.9
Comprehensive income (loss)		$97.5	$88.1	$148.5	$145.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	48

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2025	2024	2025	2024
Operating activities
Net earnings (loss)		$85.9	$92.5	$132.4	$154.2
Adjustments for:
Depreciation expense	19	95.0	54.5	174.7	116.6
Deferred revenue recognized	14	(76.6)	(53.5)	(154.3)	(106.9)
Income tax expense	11	78.9	36.9	118.1	63.9
Derivative (gain) loss		(1.4)	(6.4)	3.1	(14.4)
Finance costs	21	24.0	5.9	53.8	9.2
Other non-cash items	24(a)	(9.8)	1.7	(6.3)	8.9
Adjustments for cash items:
Proceeds from gold prepayment	14	—	59.4	—	119.3
Settlement of derivatives		(0.3)	(2.5)	(2.0)	(2.2)
Disbursements related to asset retirement obligations		(6.2)	(0.6)	(9.9)	(1.2)
Movements in non-cash working capital items and non-current ore stockpiles	24(b)	(41.5)	(9.1)	(72.1)	(74.8)
Cash from operating activities, before income taxes paid		148.0	178.8	237.5	272.6
Income taxes paid		(62.2)	(18.7)	(77.4)	(35.4)
Net cash from (used in) operating activities		85.8	160.1	160.1	237.2
Investing activities
Capital expenditures for property, plant and equipment		(79.5)	(174.1)	(144.2)	(327.0)
Capitalized borrowing costs	21	(10.8)	(37.7)	(16.4)	(53.6)
Other investing activities	24(c)	25.5	6.0	9.2	10.4
Net cash from (used in) investing activities		(64.8)	(205.8)	(151.4)	(370.2)
Financing activities
Interest paid	21	(25.9)	—	(39.9)	—
Proceeds from credit facility	24(e)	40.0	60.0	120.0	60.0
Repayment of credit facility	24(e)	—	(60.0)	(90.0)	(60.0)
Dividends paid to non-controlling interests		(128.3)	(18.0)	(128.3)	(18.0)
Net proceeds from issuance of shares		—	287.5	—	287.5
Net funding from Sumitomo Metal Mining Co. Ltd.		—	17.3	—	32.8
Other financing activities	24(d)	(11.9)	(19.3)	(13.0)	(20.6)
Net cash from (used in) financing activities		(126.1)	267.5	(151.2)	281.7
Effects of exchange rate fluctuation on cash and cash equivalents		12.3	(1.9)	18.8	(4.7)
Increase (decrease) in cash and cash equivalents - all operations		(92.8)	219.9	(123.7)	144.0
Decrease (increase) in cash and cash equivalents - held for sale		—	0.3	—	0.3
Increase (decrease) in cash and cash equivalents		(92.8)	220.2	(123.7)	144.3
Cash and cash equivalents, beginning of the period		316.6	291.2	347.5	367.1
Cash and cash equivalents, end of the period		$223.8	$511.4	$223.8	$511.4
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	49

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
				Accumulated other comprehensive income (loss)
(Unaudited) (In millions of U.S. dollars)	Common shares	Contributed surplus	Retained earnings (deficit)	Marketable securities fair value reserve	Cash flow hedge fair value reserve	Total	Non-controlling interests	Total equity
Balance, January 1, 2025	$3,070.6	$57.6	$259.4	$(41.1)	$(9.8)	$3,336.7	$64.0	$3,400.7
Net earnings (loss)	—	—	118.4	—	—	118.4	14.0	132.4
Other comprehensive income (loss)	—	—	—	3.6	12.5	16.1	—	16.1
Total comprehensive income (loss)	—	—	118.4	3.6	12.5	134.5	14.0	148.5
Issuance of flow-through common shares (note 17(a))	5.1	—	—	—	—	5.1	—	5.1
Issuance of common shares for share-based compensation	10.4	(8.0)	—	—	—	2.4	—	2.4
Share-based compensation	—	4.7	—	—	—	4.7	—	4.7
Net change in fair value and time value in property, plant and equipment	—	—	—	—	0.8	0.8	—	0.8
Dividends to non-controlling interests	—	—	—	—	—	—	(128.3)	(128.3)
Transfer of non-controlling interests (note 2(c))	—	—	(50.9)	—	—	(50.9)	50.9	—
Other	—	0.2	—	—	—	0.2	—	0.2
Balance, June 30, 2025	$3,086.1	$54.5	$326.9	$(37.5)	$3.5	$3,433.5	$0.6	$3,434.1

Balance, January 1, 2024	$2,732.1	$59.2	$(538.3)	$(45.2)	$(1.8)	$2,206.0	$58.1	$2,264.1
Net earnings (loss)	—	—	139.3	—	—	139.3	14.9	154.2
Other comprehensive income (loss)	—	—	—	2.4	(10.7)	(8.3)	—	(8.3)
Total comprehensive income (loss)	—	—	139.3	2.4	(10.7)	131.0	14.9	145.9
Issuance of common shares	319.6	—	—	—	—	319.6	—	319.6
Issuance of flow-through common shares	4.7	—	—	—	—	4.7	—	4.7
Issuance of common shares for share-based compensation	7.5	(7.5)	—	—	—	—	—	—
Share-based compensation	—	2.7	—	—	—	2.7	—	2.7
Net change in fair value and time value in property, plant and equipment	—	—	—	—	0.1	0.1	—	0.1
Acquisition of non-controlling interests	—	—	(21.9)	—	—	(21.9)	(3.0)	(24.9)
Dividends to non-controlling interests	—	—	—	—	—	—	(18.0)	(18.0)
Other	—	2.3	—	—	—	2.3	(1.3)	1.0
Balance, June 30, 2024	$3,063.9	$56.7	$(420.9)	$(42.8)	$(12.4)	$2,644.5	$50.7	$2,695.2
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	50

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the Three and Six Months Ended June 30, 2025 and 2024
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    Corporate Information and Nature of Operations
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 150 King Street West, Suite 2200, Toronto, Ontario, Canada, M5H 1J9.
The Company has three operating mines: Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada.
2.    Basis of Preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements of IAMGOLD and all of its subsidiaries and joint venture as at and for the three and six months ended June 30, 2025, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") have been omitted or condensed.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors of the Company approved on August 7, 2025.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 16.
(c)    Basis of consolidation
Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	June 30, 2025	December 31, 2024	Type of Arrangement	Accounting Method
Côté Gold division[1]	Côté Gold mine (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	85%	90%	Subsidiary	Consolidation
Westwood division[1]	Westwood complex (Canada)	100%	100%	Division	Consolidation
Chibougamau District	Nelligan Gold project and Monster Lake Gold project (Canada)	100%	100%	Subsidiary	Consolidation
1.Part of IAMGOLD Corporation. The Westwood division includes the closed Doyon mine ("Doyon").

The Company held a 90% interest in the Essakane mine, with the remaining 10% held by the government of Burkina Faso. Effective June 20, 2025, in accordance with the amended Burkina Faso Mining Code, the government of Burkina Faso increased its ownership interest in the Essakane mine from 10% to 15%, decreasing the Company’s interest from 90% to 85%. The decrease in the Company’s ownership is reflected as a reduction in retained earnings and an increase in non-controlling interests based on the book value at June 20, 2025.
(d)    Significant accounting judgments, estimates and assumptions
    The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and six months ended June 30, 2025. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

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3.    Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a) Adoption of new accounting standards
The following new accounting pronouncement is effective for annual periods beginning on or after January 1, 2025 and has been incorporated into the consolidated interim financial statements:
•Lack of exchangeability (Amendments to IAS 21)
The adoption of this pronouncement did not have a significant impact.
(b) New accounting standards issued but not effective
Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after June 30, 2025:
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) which is effective for periods on or after January 1, 2026.
•Presentation and Disclosure in Financial Statements (IFRS 18) which is effective for periods on or after January 1, 2027.
•Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted. The Company does not intend to early adopt these standards.
Pronouncements related to IFRS 9, IFRS 7, IFRS 10 and IAS 28 are not expected to have a significant impact on the Company's consolidated interim financial statements upon adoption. The impact of IFRS 18 on the Company's consolidated interim financial statements is under review.
4.    Assets and Liabilities Held for Sale
On December 20, 2022, the Company announced that it had entered into a definitive agreement with Managem, S.A. to sell the Company’s interest in its exploration and development projects in Senegal, Mali and Guinea (the “Bambouk Assets”). Under this agreement, the Company would receive total cash payments of approximately $282.0 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project and related exploration properties in Senegal ("Senegal Assets"), and 100% interest in the Diakha-Siribaya Gold Project in Mali, and the Karita Gold Project and associated exploration properties in Guinea ("Guinea Assets"). As part of the definitive agreement, the Company provided indemnity to Managem, S.A. with respect to certain taxation exposures directly related to the transaction.
On April 25, 2023, the Company completed the sale of the Senegal Assets for aggregate gross cash proceeds of $197.6 million. On closing, the Company recognized a pre-tax gain on disposal of $109.1 million. On December 23, 2024, the Company completed the sale of the Guinea Assets for aggregate gross cash proceeds of $35.5 million. On closing, the Company recognized a gain on disposal of $34.1 million. For full details regarding the disposal of the Senegal and Guinea Assets, please refer to note 7 in the Company's annual audited consolidated financial statements for the year ended December 31, 2024.
The definitive agreement with Managem, S.A. to sell the Company’s remaining interests in the Bambouk assets expired on December 31, 2024 and was not extended. As at December 31, 2024, the remaining Bambouk assets in Mali did not meet the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the remaining Bambouk assets were reclassified to exploration and evaluation assets and accounts payable and accrued liabilities.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	52

5. Restricted Cash
As at June 30, 2025, the Company had long-term restricted cash of XOF 34.6 billion (June 30, 2025 - $62.0 million; December 31, 2024 - XOF 34.6 billion, $54.6 million) in support of environmental closure cost obligations related to the Essakane mine and $3.3 million (December 31, 2024 - $11.0 million) posted as cash collateral for surety bonds issued for guarantees of certain environmental closure cost obligations related to the Westwood division and the Côté Gold mine. Additionally, the Company has posted CAD$4.1 million (June 30, 2025 - $3.0 million; December 31, 2024 - CAD$4.1 million, $2.8 million) as security for certain environmental closure cost obligations at the Westwood division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.
6.    Receivables and Other Current Assets

	Notes	June 30, 2025	December 31, 2024
Receivables from governments		$49.6	$26.7
Gold receivables		4.8	3.1
Other receivables		6.9	4.9
Total receivables		61.3	34.7
Short-term investments		1.0	1.0
Prepaid expenses		20.8	13.2
Hedge derivatives	15(b)(i)	3.7	—
		$86.8	$48.9
Receivables from governments relate to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada. As a result of delays in the receipt of value added tax from the Government of Burkina Faso, an amount of $73.2 million (December 31, 2024 - $66.3 million), net of a provision of $12.9 million (December 31, 2024 - $5.8 million), has been presented in other non-current assets as at June 30, 2025 (note 9). As at December 31, 2024, $26.7 million of the receivables from governments related to Harmonized Sales Taxes in Canada.
Subsequent to the quarter, the Company received a value added tax refund from the Government of Burkina Faso totaling $27.0 million.
7.    Inventories

	June 30, 2025	December 31, 2024
Finished goods	$61.5	$56.5
Ore stockpiles	49.5	50.8
Mine supplies	182.6	164.6
	293.6	271.9
Non-current ore stockpiles	177.1	153.0
	$470.7	$424.9

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8. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2024	$2,409.4	$2,692.9	$1,554.6	$139.0	$6,795.9
Additions	320.0	253.4	71.0	34.8	679.2
Changes in asset retirement obligations	—	(21.4)	—	—	(21.4)
Disposals/derecognition	—	—	(41.7)	(8.6)	(50.3)
Transfers of Côté Gold Construction in progress	(2,367.1)	1,098.8	1,268.3	—	—
Transfers within property, plant and equipment	(254.7)	96.1	158.9	(0.3)	—
Balance, December 31, 2024	$107.6	$4,119.8	$3,011.1	$164.9	$7,403.4
Additions	47.6	81.6	48.6	12.8	190.6
Changes in asset retirement obligations	—	(1.2)	—	—	(1.2)
Disposals/derecognition	—	—	(6.0)	—	(6.0)
Transfers within property, plant and equipment	(29.5)	28.4	1.3	(0.2)	—
Transfers into property, plant and equipment	—	—	17.0	—	17.0
Balance, June 30, 2025	$125.7	$4,228.6	$3,072.0	$177.5	$7,603.8

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2024	$—	$2,093.0	$1,169.9	$36.5	$3,299.4
Depreciation expense	—	157.2	116.8	29.0	303.0
Disposals/derecognition	—	—	(40.8)	(7.9)	(48.7)
Net impairment (reversal) charge	—	(371.8)	(46.6)	(1.3)	(419.7)
Balance, December 31, 2024	$—	$1,878.4	$1,199.3	$56.3	$3,134.0
Depreciation expense	—	92.8	77.6	15.8	186.2
Disposals/derecognition	—	—	(5.8)	—	(5.8)
Transfers within property, plant and equipment	—	2.1	(1.8)	(0.3)	—
Transfers into property, plant and equipment	—	—	13.5	—	13.5
Balance, June 30, 2025	$—	$1,973.3	$1,282.8	$71.8	$3,327.9
Carrying amount, December 31, 2024	$107.6	$2,241.4	$1,811.8	$108.6	$4,269.4
Carrying amount, June 30, 2025	$125.7	$2,255.3	$1,789.2	$105.7	$4,275.9
1.Right-of-use assets ("ROU assets") consist of property, plant and equipment related to assets leased and accounted for under IFRS 16.
On August 1, 2024, Côté Gold was assessed to be ready for use as intended and the construction costs reported in construction in progress were reclassified to mining properties and plant and equipment. Depreciation commenced on the transferred amounts on August 1, 2024.

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9.    Other Non-Current Assets

	Notes	June 30, 2025	December 31, 2024
Receivables from governments[1]		$73.2	$66.3
Advances for the purchase of capital equipment		5.8	16.4
Deferred consideration from the sale of Sadiola		18.1	18.3
Royalty interests[2]		—	12.8
Marketable securities	16(a)	12.9	10.3
Income taxes receivable		0.7	1.0
Bond fund investments	16(a)	1.0	1.0
Hedge derivatives		1.2	—
Other		8.1	9.6
		$121.0	$135.7
1.Receivables from governments relate to value added taxes in Burkina Faso (note 6).
2.During the second quarter 2025, the Company sold 13 royalties on various non-core exploration and development properties (note 22).
10.    Provisions

	Notes	June 30, 2025	December 31, 2024
Asset retirement obligations	(a)	$280.5	$279.6
Other		26.2	20.0
		$306.7	$299.6
Current portion of provisions		$14.6	$14.5
Non-current provisions		292.1	285.1
		$306.7	$299.6
(a)Asset retirement obligations
The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis. Asset retirement obligation provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the life of mine, changes in discount rates, foreign exchange rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine.
11.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three and six months ended June 30, 2025 was $78.9 million and $118.1 million (three and six months ended June 30, 2024 - $36.9 million and $63.9 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to withholding tax on intercompany dividends, Canadian provincial mining taxes and net foreign earnings taxed at different tax rates.
Global minimum top-up tax
The Company does not expect to be subject to any material amounts of top-up tax in respect of the global minimum tax for any of its entities for the foreseeable future.
The Company has applied a temporary mandatory relief from deferred tax accounting for any impacts of a top-up tax and will account for any such top-up tax as a current tax when incurred.
Excessive interest and financing expenses
With effect in 2024, Canada imposed restrictions on the deductibility for income tax purposes of excessive interest and financing expenses (“EIFEL”). In light of (a) the significant tax pool balances available to the Company and (b) the carryforward deductibility of any such EIFEL limitations in a given year, the EIFEL proposals are not expected to represent a tax cash exposure for the foreseeable future.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	55

12.    Other Liabilities

	Notes	June 30, 2025	December 31, 2024
Hedge derivatives	15(b)(i)	$0.1	$9.8
Yatela liability	(a)	—	18.5
Other liabilities		0.1	0.1
		$0.2	$28.4
Current portion of other liabilities		$0.2	$27.7
Non-current portion of other liabilities		—	0.7
		$0.2	$28.4
(a)Yatela liability
On February 5, 2025, Sadiola Exploration Limited ("SADEX"), an entity jointly held 50/50 by the Company and AngloGold Ashanti Limited, made a one-time payment of $36.4 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies have been released of all obligations relating to the Yatela mine. The Company funded its portion of the payment of $18.2 million on closing.
13.    Long-term Debt and Credit Facility

	Notes	June 30, 2025	December 31, 2024
Credit facility	(a)	$250.0	$220.0
5.75% senior notes	(b)	448.6	448.4
Second lien term loan	(c)	361.6	358.4
Equipment loans	(d)	1.9	2.1
		$1,062.1	$1,028.9
Current portion of long-term debt		$1.3	$1.0
Non-current portion of long-term debt		1,060.8	1,027.9
		$1,062.1	$1,028.9
The following are the contractual maturities related to the long-term debt, including interest payments:

		Payments due by period
June 30, 2025	Notes	Principal amount	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs
Notes	(b)	$450.0	$540.6	$25.9	$51.8	$462.9
Term Loan	(c)	$400.0	$533.3	$47.4	$485.9	$—
Equipment loans	(d)	$1.9	$2.2	$1.8	$0.4	$—
(a)Credit facility
On December 20, 2024, the Company executed an amendment to its existing secured revolving credit facility ("Credit Facility"), extending its maturity to December 20, 2028 and increasing the amount available under the Credit Facility from $425 million to $650 million.

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Available amount under Credit Facility, beginning of period		$428.5	$402.3	$418.5	$387.0
Draws	24(e)	(40.0)	(60.0)	(120.0)	(60.0)
Repayments	24(e)	—	60.0	90.0	60.0
Decrease (increase) in letters of credit[1]		3.2	1.0	3.2	16.3
Available amount under Credit Facility, end of period		$391.7	$403.3	$391.7	$403.3
1.The letters of credit were issued under the Credit Facility as security for surety bonds and asset retirement obligations (note 13(e)), as well as providing guarantee for utility services in Ontario.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	56

The Credit Facility provides for an interest rate margin above Secured Overnight Financing Rate (“SOFR”) prime rate, base rate advances and CORRA advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its Credit Facility covenants as at June 30, 2025.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
The Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2025 - 101.438%; 2026 and thereafter - 100%.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets.
The debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at June 30, 2025 was $nil (December 31, 2024 - $nil).
(c)Second lien term loan ("Term Loan")
On May 16, 2023, the Company entered into a five year secured Term Loan of $400 million from three institutional lenders. The Term Loan bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The loan is denominated in U.S. dollars, and interest is payable upon each SOFR maturity date.
The Company incurred transaction costs of $11.0 million, in addition to a 3% original issue discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
The obligations under the Term Loan are secured by certain of the Company's tangible assets, guarantees by certain of the Company's subsidiaries, and pledges of shares of certain of the Company's subsidiaries. The liens securing the Term Loan rank behind the liens securing the Credit Facility and are subject to an intercreditor agreement.
The Term Loan can be repaid at any time for 104% of the principal if repaid between June 2025 and May 2026, and 101% of the principal if repaid between June 2026 and May 2027 and 100% thereafter. The prepayment terms constitute an embedded derivative which is presented as an offset to the Term Loan on the consolidated balance sheets. The embedded derivative is classified as FVTPL. The fair value of the embedded derivative as at June 30, 2025 was an asset of $25.6 million (December 31, 2024 - $26.7 million) (note 16(a)).
The Term Loan has a minimum liquidity and interest coverage ratio covenant. The Company was in compliance with its Term Loan covenants as at June 30, 2025.
(d)Equipment loans
The Company has equipment loans with a carrying value of $1.9 million as at June 30, 2025 (December 31, 2024 - $2.1 million), secured by certain mobile equipment, with interest rates at 5.30% and which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.
(e)Surety bonds
As at June 30, 2025, the Company had CAD$257.8 million (June 30, 2025 - $189.3 million; December 31, 2024 ‐ CAD$255.7 million, $177.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to Doyon, the Westwood mine and the Côté Gold mine. The Company posted letters of credit in the amount of CAD$5.3 million ($3.9 million, December 31, 2024 - CAD$10.6 million, $7.4 million) under the Credit Facility and $3.3 million (December 31, 2024 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $182.1 million remains uncollateralized.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	57

(f)Performance bonds
As at June 30, 2025, performance bonds of CAD$32.1 million (June 30, 2025 - $23.5 million; December 31, 2024 - CAD$32.0 million, $22.2 million) were outstanding in support of certain obligations related to the construction of the Côté Gold mine.
14.    Deferred Revenue
During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangements and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024.
During December 2023, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q1 2024 to Q1 2025. The Company also entered into further gold sale prepayment arrangements (the “2024 Q1 Prepay Arrangements”) at a weighted average cost of 11.3% per annum in respect of 31,250 gold ounces. The 2024 Q1 Prepay Arrangements have an average funding price, after financing charges, of $1,916 per ounce and the Company received $59.9 million over the course of the first quarter 2024 and was required to physically deliver the agreed upon ounces to the counterparties over the course of the first quarter of 2025.
During April 2024, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q2 2024 to Q2 2025. The Company also entered into further gold sale prepayment arrangements (the “2024 Q2 Prepay Arrangements”) at a weighted average cost of 10% per annum in respect of 31,250 gold ounces. The 2024 Q2 Prepay Arrangements have an average funding price, after financing charges, of $1,900 per ounce and a gold collar of $2,100 to $2,925 whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at an average price of $2,925 per ounce. The Company received $59.4 million over the course of the second quarter 2024 under the 2024 Q2 Prepay Arrangements and was required to physically deliver the agreed upon ounces to the counterparties over the course of the second quarter of 2025.
All deliveries on the 2022 Prepay Arrangements, the 2024 Q1 Prepay Arrangements and the 2024 Q2 Prepay Arrangements were fulfilled as at June 30, 2025.
These arrangements have been accounted for as contracts in the scope of IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made. The cash payments received on gold collars at the time of delivery will also be recognized as revenue when the gold is delivered.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes	2022 Prepay Arrangements	2024 Q1 Prepay Arrangements	2024 Q2 Prepay Arrangements	Total
Balance, January 1, 2024		$251.6	$—	$—	$251.6
Proceeds from gold prepayment		—	59.9	59.4	119.3
Revenue recognized		(235.7)	—	—	(235.7)
Finance costs		6.7	5.6	3.6	15.9
Balance, December 31, 2024		$22.6	$65.5	$63.0	$151.1
Deferred revenue recognized		(21.9)	(66.7)	(65.7)	(154.3)
Finance costs	21	(0.7)	1.2	2.7	3.2
Balance, June 30, 2025		$—	$—	$—	$—

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	58

15.    Financial Instruments
(a)Risks
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial and other liabilities that are settled by delivering cash, another financial asset or physical production. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient cash and cash equivalents and committed loan facilities to meet its anticipated business requirements, including the anticipated short-term obligations.
The following table summarizes the maturity date and principal amount of the Company's obligations as at June 30, 2025:

	Notes	2025	2026	2027	2028 onwards	Total
Accounts payable and accrued liabilities		$271.6	$—	$—	$—	$271.6
Lease liabilities		21.1	40.5	36.2	31.7	129.5
Equipment loans	13(d)	1.5	0.4	—	—	1.9
Credit Facility	13(a)	—	—	—	250.0	250.0
Notes	13(b)	—	—	—	450.0	450.0
Term Loan	13(c)	—	—	—	400.0	400.0
		$294.2	$40.9	$36.2	$1,131.7	$1,503.0
Included in the cash and cash equivalents balance of $223.8 million as at June 30, 2025 is $39.5 million held by Côté Gold and $85.1 million held by Essakane. Côté Gold requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the liquidity position of the Company.
(b)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2024	$1.6	$5.7	$(9.2)	$(1.9)
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	1.6	(28.2)	(39.7)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	1.7	(7.2)	30.3	24.8
Realized time value related to premiums paid	—	—	2.2	2.2
Time value excluded from hedge relationship	—	(0.1)	4.9	4.8
Balance, December 31, 2024	$(9.8)	$—	$—	$(9.8)
Unrealized gain (loss) recognized in cash flow hedge reserve	9.1	—	—	9.1
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	2.8	—	—	2.8
Time value excluded from hedge relationship	2.7	—	—	2.7
Balance, June 30, 2025	$4.8	$—	$—	$4.8

Consisting of:
Current portion of hedge asset	$3.7	$—	$—	$3.7
Non-current portion of hedge asset	1.2	—	—	1.2
	$4.9	$—	$—	$4.9
Current portion of hedge liability	$(0.1)	$—	$—	$(0.1)
Non-current portion of hedge liability	—	—	—	—
	$(0.1)	$—	$—	$(0.1)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	59

(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Consolidated balance sheets
Property, plant and equipment	$0.1	$0.3	$0.8	$0.1

Consolidated statements of earnings (loss)
Revenues	—	6.1	—	6.1
Cost of sales	0.2	(2.7)	1.7	(5.1)
General and administrative expenses	0.1	—	0.3	—
	0.3	3.4	2.0	1.0

	$0.4	$3.7	$2.8	$1.1
16.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2024.
(a)The Company's fair values of financial assets and liabilities

	June 30, 2025
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$223.8	$223.8	$—	$—	$223.8
Short-term investments	1.0	1.0	—	—	1.0
Restricted cash	68.3	68.3	—	—	68.3
Marketable securities	12.9	5.4	—	7.5	12.9
Bond fund investments	1.0	1.0	—	—	1.0
Deferred consideration from the sale of Sadiola	18.1	—	—	18.1	18.1
Derivatives
Currency contracts	4.9	—	4.9	—	4.9
Embedded derivative - prepayment options on Term Loan	25.6	—	25.6	—	25.6
	$355.6	$299.5	$30.5	$25.6	$355.6
Liabilities
Derivatives
Currency contracts	$(0.1)	$—	$(0.1)	$—	$(0.1)
Long-term debt - Notes[1]	(451.7)	(446.2)	—	—	(446.2)
Long-term debt - Term Loan[2]	(400.6)	—	(441.9)	—	(441.9)
Long-term debt - equipment loans	(1.9)	—	(1.9)	—	(1.9)
Long-term debt - Credit Facility	(250.0)	—	(250.0)	—	(250.0)
	$(1,104.3)	$(446.2)	$(693.9)	$—	$(1,140.1)
1.The carrying amount excludes unamortized deferred transaction costs of $3.1 million and the embedded derivative.
2.The carrying amount excludes unamortized deferred transaction costs of $1.4 million, the 3% original discount and the embedded derivative.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	60

	December 31, 2024
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$347.5	$347.5	$—	$—	$347.5
Short-term investments	1.0	1.0	—	—	1.0
Restricted cash	68.4	68.4	—	—	68.4
Marketable securities	10.3	10.3	—	—	10.3
Bond fund investments	1.0	1.0	—	—	1.0
Deferred consideration from the sale of Sadiola	17.1	—	—	17.1	17.1
Derivatives
Embedded derivative - prepayment options on Term Loan	26.7	—	26.7	—	26.7
	$472.0	$428.2	$26.7	$17.1	$472.0
Liabilities
Derivatives
Currency contracts	$(9.8)	$—	$(9.8)	$—	$(9.8)
Long-term debt - Notes[1]	(452.0)	(435.8)	—	—	(435.8)
Long-term debt - Term Loan[2]	(400.8)	—	(449.2)	—	(449.2)
Long-term debt - equipment loan	(2.1)	—	(2.3)	—	(2.3)
Long-term debt - Credit Facility	(220.0)	—	(220.0)	—	(220.0)
	$(1,084.7)	$(435.8)	$(681.3)	$—	$(1,117.1)
1.The carrying amount excludes unamortized deferred transaction costs of $3.6 million and the embedded derivative.
2.The carrying amount excludes unamortized deferred transaction costs of $3.7 million, the 3% original discount and the embedded derivative.
17.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Six months ended June 30,
Number of common shares (in millions)	Notes	2025	2024
Outstanding, beginning of the period		571.4	481.3
Equity issuance		—	85.2
Issuance of flow-through common shares	(a)	0.8	1.9
Issuance of shares for share-based compensation	18	2.9	1.9
Outstanding, end of the period		575.1	570.3
(a)Flow-through common shares
In February 2025, the Company issued 0.8 million flow-through common shares at CAD$12.25 per share for net proceeds of $6.9 million (CAD$10.0 million), which included a $1.8 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $5.1 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund exploration expenditures for the Company's exploration properties in Quebec, Canada. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at June 30, 2025, the remaining unspent amount was $3.5 million.
For the three and six months ended June 30, 2025, $0.4 million and $0.9 million was recognized as amortization of the gains related to the issuances of flow-through common shares and was included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss) (note 22).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	61

18.    Share-Based Compensation
(a)Options
(i)Share option plan
A summary of the status of the Company's share option plan and changes during the period is presented below:

Six months ended June 30, 2025	Options (in millions)	Weighted average exercise price (CAD/share)[1]
Outstanding, beginning of the period	3.1	$4.13
Granted	0.4	7.87
Exercised	(0.8)	4.88
Forfeited	(0.0)	3.73
Outstanding, end of the period	2.7	$4.55
Exercisable, end of the period	1.4	$4.03
1.Exercise prices are denominated in Canadian dollars. The USDCAD exchange rate at June 30, 2025 was $1.3621/CAD.
(ii)Fair value of options granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the period. The estimated fair value of the options is expensed over their expected life.

Six months ended June 30,	2025
Weighted average risk-free interest rate	2.6%
Weighted average expected volatility[1]	56.1%
Weighted average dividend yield	—%
Weighted average expected life of options issued (years)	4.5
Weighted average grant-date fair value (CAD per share)	$3.85
Weighted average share price at grant date (CAD per share)	$7.87
Weighted average exercise price (CAD per share)	$7.87
1.Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.
(b)Other share-based compensation
(i)Share incentive plans
A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the year is presented below.

Six months ended June 30, (share units in millions)	2025
Outstanding, beginning of the period	6.7
Granted	1.5
Issued	(2.1)
Forfeited and withheld for tax	(0.8)
Outstanding, end of the period	5.3
(ii)Summary of share units granted
Deferred share units
The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30,	2025
Granted during the period (units in millions)	0.2
Grant-date fair value (CAD per share)[1]	$9.51
1.The grant-date fair value is equal to the share price on grant date.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	62

Restricted share units
Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.
The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30,	2025
Granted during the period (units in millions)	0.7
Grant-date fair value (CAD per share)[1]	$7.97
1.The grant-date fair value is equal to the share price on grant date.
Performance share units
The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.
The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30,	2025
Granted during the period (units in millions)	0.3
Grant-date fair value (CAD per share)[1]	$7.97
1.The grant-date fair value was determined using a Monte Carlo model.
19.    Cost of Sales

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating costs[1]	$249.9	$159.7	$477.1	$312.5
Royalties	37.2	20.6	66.2	39.2
Depreciation expense	95.0	54.3	174.7	116.1
	$382.1	$234.6	$718.0	$467.8
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.
20.    Other (Income) Expenses

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Changes in asset retirement obligations at closed mines	10(a)	$1.3	$(2.1)	$6.2	$(1.6)
Write-down of assets		0.1	0.1	0.2	0.2
Impairment charge		—	6.8	—	6.8
Other		1.3	(0.2)	1.4	1.2
		$2.7	$4.6	$7.8	$6.6

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	63

21.    Finance Costs

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Interest expense		$27.3	$24.3	$54.1	$47.7
Accretion expense - gold prepayment	14	0.2	4.2	3.2	7.3
Repurchase option fee		—	9.0	—	17.5
Credit Facility fees		0.9	1.2	2.0	2.5
Accretion expense - asset retirement obligations		1.4	1.6	2.5	3.0
Other finance costs		3.1	3.1	9.3	3.7
		$32.9	$43.4	$71.1	$81.7
Borrowing costs attributable to qualifying assets		(8.9)	(37.5)	(17.3)	(72.5)
		$24.0	$5.9	$53.8	$9.2

Interest paid[1]		$36.7	$37.7	$56.3	$53.6
1.Interest paid relates to interest charges on the Company's 5.75% senior notes, Term Loan, Credit Facility, equipment loans and leases.
22.    Interest Income, Derivatives and Other Investment Gains (Losses)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest income	$2.5	$3.1	$4.7	$6.1
Gains (losses) on non-hedge derivatives	1.7	3.8	(1.1)	9.4
Amortization of gain related to flow-through common shares	0.4	0.3	0.9	0.6
9.7% of Côté Gold pre-Commercial Production gold received by SMM	—	5.2	—	5.2
9.7% of Côté Gold expenses funded by SMM	—	(1.9)	—	(1.9)
Fair value of deferred consideration from the sale of Sadiola	0.5	0.5	1.0	0.9
Gain on sale of royalties	4.9	—	4.9	—
Other gains (losses)	(0.5)	(0.1)	(0.1)	(5.8)
	$9.5	$10.9	$10.3	$14.5
The Company sold 13 royalties on various non-core exploration and development properties for cash consideration of $11.9 million and 11.5 million shares in Summit Royalty for total consideration of $19.4 million.The Company recognized a gain of $4.9 million.
Gains (losses) on non-hedge derivatives include $1.1 million of unrealized losses that relate to fair value movements of the embedded derivative related to prepayment options for the Term Loan (note 13(c)).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	64

23.    Earnings Per Share
(a)Basic earnings (loss) per share computation

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Numerator
Net earnings (loss) attributable to equity holders	$78.7	$84.5	$118.4	$139.3
Denominator (in millions)
Weighted average number of common shares (basic)	575.1	525.4	573.8	508.3
Basic earnings (loss) per share attributable to equity holders	$0.14	$0.16	$0.21	$0.27
(b)Diluted earnings (loss) per share computation

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Denominator (in millions)
Weighted average number of common shares (basic)	575.1	525.4	573.8	508.3
Dilutive effect of options	1.3	0.5	1.4	0.1
Dilutive effect of share units	4.3	4.8	5.0	4.5
Weighted average number of common shares (diluted)	580.7	530.7	580.2	512.9
Diluted earnings (loss) per share attributable to equity holders	$0.14	$0.16	$0.20	$0.27
Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2025	2024	2025	2024
Options	0.4	0.8	0.4	1.8

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	65

24.    Cash Flow Items
(a)Adjustments for other non-cash items within operating activities

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Share-based compensation		$1.5	$1.8	$4.6	$2.5
Interest income	22	(2.5)	(3.1)	(4.7)	(6.1)
Changes in estimates of asset retirement obligations at closed sites	20	1.3	(2.1)	6.2	(1.6)
Write-down of assets	20	0.1	0.1	0.2	0.2
Write-down (reversal) of inventories		1.2	(0.4)	1.8	1.9
Fair value of deferred consideration from the sale of Sadiola	22	(0.5)	(0.5)	(1.0)	(0.9)
Effects of exchange rate fluctuation on cash and cash equivalents		(12.3)	1.9	(18.8)	4.7
Effects of exchange rate fluctuation on restricted cash		(5.2)	0.4	(7.6)	2.1
Impairment charge		—	6.8	—	6.8
Amortization of gains related to flow-through common shares	22	(0.4)	(0.3)	(0.9)	(0.6)
9.7% of Côté Gold pre-Commercial Production gold received by SMM	22	—	(5.2)	—	(5.2)
9.7% of Côté Gold expenses funded by SMM	22	—	1.9	—	1.9
Gain on sale of royalties	22	(4.9)	—	(4.9)	—
Employee service provision		(0.2)	0.9	3.3	1.3
Other		12.1	(0.5)	15.5	1.9
		$(9.8)	$1.7	$(6.3)	$8.9
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Receivables and other current assets	$(29.3)	$18.0	$(47.6)	$(6.4)
Inventories and non-current ore stockpiles	(19.6)	(12.2)	(42.1)	(13.0)
Accounts payable and accrued liabilities	7.4	(14.9)	17.6	(55.4)
	$(41.5)	$(9.1)	$(72.1)	$(74.8)
(c) Other investing activities

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest received	$2.5	$3.1	$4.8	$7.3
(Increase) decrease in restricted cash	3.3	0.1	7.7	0.6
Capital expenditures for exploration and evaluation assets	(0.7)	(0.1)	(0.9)	(0.1)
Disposal of marketable securities	8.5	3.3	8.4	3.9
Settlement of Yatela sale	—	—	(18.2)	—
Proceeds from sale of royalties	11.9	—	11.9	—
Other	—	(0.4)	(4.5)	(1.3)
	$25.5	$6.0	$9.2	$10.4

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	66

(d) Other financing activities

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Common shares issued for cash on exercise of stock options		$0.2	$2.2	$2.5	$2.2
Proceeds from issuance of flow-through common shares	17(a)	—	—	6.9	5.9
Repayment of equipment loans	13(d)	(0.4)	(2.3)	(0.8)	(4.3)
Payment of lease obligations		(8.2)	(4.7)	(15.3)	(8.1)
Payment of repurchase option fee		—	(8.5)	—	(8.5)
Other		(3.5)	(6.0)	(6.3)	(7.8)
		$(11.9)	$(19.3)	$(13.0)	$(20.6)
(e) Reconciliation of long-term debt arising from financing activities

	Equipment loans	5.75% senior notes	Credit facility	Term Loan	Total
Balance, January 1, 2024	$7.2	$448.0	$—	$375.6	$830.8
Cash changes:
Draws	—	—	280.0	—	280.0
Repayments	(5.1)	—	(60.0)	—	(65.1)
Non-cash changes:
Amortization of deferred financing charges	—	0.9	—	4.4	5.3
Change in fair value of embedded derivative	—	—	—	(21.6)	(21.6)
Other	—	(0.5)	—	—	(0.5)
Balance, December 31, 2024	$2.1	$448.4	$220.0	$358.4	$1,028.9
Cash changes:
Draws	—	—	120.0	—	120.0
Repayments	(0.8)	—	(90.0)	—	(90.8)
Non-cash changes:
Amortization of deferred financing charges	—	0.5	—	2.2	2.7
Foreign currency translation	0.6	—	—	—	0.6
Change in fair value of embedded derivative	—	—	—	1.1	1.1
Other	—	(0.3)	—	(0.1)	(0.4)
Balance, June 30, 2025	$1.9	$448.6	$250.0	$361.6	$1,062.1

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	67

25.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Côté Gold mine - Ontario, Canada;
•Westwood complex - Quebec, Canada; and
•Essakane mine - Burkina Faso.
The Company’s non-gold mine segments are divided as follows:
•Exploration and evaluation and development; and
•Corporate - includes royalty interests.

	June 30, 2025			December 31, 2024
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Côté Gold	$2,890.9	$3,022.2	$230.1	$2,887.0	$3,016.0	$227.3
Westwood complex	793.9	822.9	214.1	788.0	822.2	199.7
Essakane	907.4	1,230.5	269.0	882.2	1,206.2	281.9
Total gold mines	4,592.2	5,075.6	713.2	4,557.2	5,044.4	708.9
Exploration and evaluation and development	74.5	76.0	8.3	74.4	77.7	9.3
Corporate	56.1	175.4	1,171.4	74.5	252.3	1,255.5
Total	$4,722.8	$5,327.0	$1,892.9	$4,706.1	$5,374.4	$1,973.7
Three months ended June 30, 2025

	Consolidated statements of earnings (loss) information								Capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold	$229.2	$83.9	$41.5	$—	$2.3	$—	$—	$101.5	$33.8
Westwood complex	95.4	45.1	13.4	—	—	—	1.9	35.0	16.0
Essakane	279.6	158.1	39.6	—	—	—	0.3	81.6	37.3
Total gold mines	604.2	287.1	94.5	—	2.3	—	2.2	218.1	87.1
Exploration and evaluation and development	—	—	—	—	3.7	—	0.1	(3.8)	—
Corporate[3]	(23.3)	—	0.5	12.5	—	—	0.4	(36.7)	0.2
Total	$580.9	$287.1	$95.0	$12.5	$6.0	$—	$2.7	$177.6	$87.3
1.Excludes depreciation expense.
2.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
3.Includes impact on revenues of delivering ounces into gold sale prepayment arrangements (note 14) and earnings from royalty interests.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	68

Three months ended June 30, 2024

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold[5]	$32.0	$11.4	$—	$—	$1.9	$—	$—	$18.7	$70.1
Westwood complex	83.4	40.1	11.1	—	—	6.8	(2.0)	27.4	16.9
Essakane	280.8	128.8	43.1	—	—	—	0.1	108.8	41.7
Total gold mines	396.2	180.3	54.2	—	1.9	6.8	(1.9)	154.9	128.7
Exploration and evaluation and development	—	—	—	—	3.5	—	—	(3.5)	—
Corporate[6]	(10.9)	—	0.1	12.8	—	—	(0.3)	(23.5)	0.5
Total	$385.3	$180.3	$54.3	$12.8	$5.4	$6.8	$(2.2)	$127.9	$129.2
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
5.Revenue and expenses include 60.3% of the Côté Gold UJV balances. 9.7% of the revenue and expenses from the Côté Gold UJV, $5.2 million and $1.9 million respectively, are included in interest income, derivatives and other investment gains (losses) as this was funded by SMM.
6.Includes impact on revenues of delivering ounces into gold sale prepayment arrangements (note 14) and earnings from royalty interests.
Six months ended June 30, 2025

	Consolidated statements of earnings (loss) information								Capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold	$380.4	$149.1	$75.5	$—	$4.1	$—	$0.5	$151.2	$55.1
Westwood complex	175.2	87.2	25.8	—	—	—	6.1	56.1	31.1
Essakane	556.5	307.0	72.4	—	—	—	0.7	176.4	67.4
Total gold mines	1,112.1	543.3	173.7	—	4.1	—	7.3	383.7	153.6
Exploration and evaluation and development	—	—	—	—	8.5	—	0.2	(8.7)	—
Corporate[3]	(54.1)	—	1.0	28.9	—	—	0.3	(84.3)	0.7
Total	$1,058.0	$543.3	$174.7	$28.9	$12.6	$—	$7.8	$290.7	$154.3
1.Excludes depreciation expense.
2.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
3.Includes impact on revenues of delivering ounces into gold sale prepayment arrangements (note 14) and earnings from royalty interests.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	69

Six months ended June 30, 2024

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold[5]	$32.0	$11.4	$—	$—	$3.2	$—	$—	$17.4	$203.1
Westwood complex	152.3	81.0	22.3	—	—	6.8	(1.3)	43.5	35.9
Essakane	553.1	259.3	93.5	—	—	—	—	200.3	78.2
Total gold mines	737.4	351.7	115.8	—	3.2	6.8	(1.3)	261.2	317.2
Exploration and evaluation and development	—	—	—	—	8.4	—	0.4	(8.8)	—
Corporate[6]	(13.2)	—	0.3	22.8	—	—	0.7	(37.0)	0.6
Total	$724.2	$351.7	$116.1	$22.8	$11.6	$6.8	$(0.2)	$215.4	$317.8
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
5.Revenue and expenses include 60.3% of the Côté Gold UJV balances. 9.7% of the revenue and expenses from the Côté Gold UJV, $5.2 million and $1.9 million respectively, are included in interest income, derivatives and other investment gains (losses) as this was funded by SMM.
6.Includes impact on revenues of delivering ounces into gold sale prepayment arrangements (note 14) and earnings from royalty interests.
26.    Commitments

	June 30, 2025	December 31, 2024
Purchase obligations	$225.0	$155.0
Capital expenditure obligations	65.0	117.2
Lease obligations	141.7	142.8
	$431.7	$415.0

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2025	70